VIA EDGAR	June 26, 2014

Coy Garrison
Daniel Gordon
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	SouthCorp Capital, Inc.
Amendment #2 to Form 10-12G
Filed June 26, 2014
File No. 000-21155

On behalf of SouthCorp Capital, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated June 26, 2014.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

Upon completion of this offering there will be an immediate and substantial dilution to purchasers of our securities., page 11

1. We note your response to comment 7 of our letter dated June 20, 2014. We also note that this risk factor continues to reference an offering of your common shares. Similarly, the third summary risk factor on page 5 references an offering of your common shares. Additionally, the last sentence in your risk factor entitled “[o]ur shares may be subject to the “penny stock” rules . . .” on page 9 references an offering of your common shares. Further, page 28 states that you have not declared cash dividends “as of the date of this offering.” Please revise all of these references to an offering of your common shares or advise.

Revised to remove the language referring to an offering.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SouthCorp Capital, Inc.

By:	/s/ Joseph Wade
Name:	Joseph Wade
Title:	CEO/President